SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Half 2007

Portugal Telecom

Earnings Release

Lisbon, Portugal, 7 August 2007

Portugal Telecom announced today its results for the first half ended 30 June 2007.

In 1H07, consolidated operating revenues amounted to Euro 2,956 million, an increase of 5.4% y.o.y. EBITDA increased by 15.2% y.o.y to Euro 1,147 million, equivalent to a margin of 38.8%, and income from operations increased by 38.3% y.o.y to Euro 606 million. Net income for the period amounted to Euro 429 million. EBITDA minus Capex increased by 17.6% y.o.y to Euro 840 million. As at 30 June 2007, net debt amounted to Euro 4,280 million and after-tax unfunded post retirement benefit obligations totalled Euro 905 million.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS). Following the approval of the PT Multimedia spin-off at PT’s Annual Shareholders Meeting on 27 April 2007, PT Multimedia has been considered as a discontinued operation for reporting purposes. For a detailed discussion of PT Multimedia’s results, please refer to PTM’s First Half 2007 Earnings Release.

Table 1 _ Consolidated Financial Highlights						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Operating revenues	1,495.0	1,379.9	8.3%	2,955.8	2,805.7	5.4%
Operating costs, excluding D&A	919.0	927.2	(0.9%)	1,809.0	1,810.1	(0.1%)
EBITDA (1)	576.0	452.7	27.2%	1,146.8	995.6	15.2%
Income from operations (2)	301.2	174.4	72.7%	606.2	438.4	38.3%
Net income	252.5	190.7	32.4%	429.1	401.5	6.9%
Capex	178.2	152.2	17.1%	306.8	281.0	9.2%
Capex as % of revenues (%)	11.9	11.0	0.9pp	10.4	10.0	0.4pp
EBITDA minus Capex	397.9	300.5	32.4%	840.0	714.6	17.6%
Net debt	4,280.4	4,380.5	(2.3%)	4,280.4	4,380.5	(2.3%)
After-tax unfunded obligations	905.3	1,445.5	(37.4%)	905.3	1,445.5	(37.4%)

EBITDA margin (3) (%)	38.5	32.8	5.7pp	38.8	35.5	3.3pp
Net debt / EBITDA (x) (4)	2.3	3.2	(1.0x)	2.3	2.9	(0.7x)
EBITDA / net interest (x)	13.9	7.4	6.5x	12.6	9.0	3.6x

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues. (4) Net debt plus after-tax unfunded post retirement benefit obligations divided by EBITDA

Portugal Telecom | First Half 2007	2 / 23

Financial Review

Income Statement

Consolidated operating revenues increased by 5.4% y.o.y in 1H07 to Euro 2,956 million, driven by growth at Vivo, TMN and Other Businesses. Wireline operating revenues fell by 5.7% y.o.y in 1H07, mainly as a result of lower voice revenues due to line loss, notwithstanding the increase in revenues from data, wholesale and data & corporate. TMN operating revenues increased by 1.1% y.o.y in 1H07, on the back of the 8.4% y.o.y increase in the number of customers, and in spite of the negative impact of Euro 12 million due to the reduction in mobile termination rates (MTR) (see table 4). Vivo operating revenues increased by 12.4% y.o.y in Euros and by 13.6% y.o.y in Reais, as a result of the positive impact of the change in interconnection regime (July 2006), as well as customer and ARPU growth. The Euro 77 million increase in revenues from other businesses and eliminations is explained mainly by the consolidation of MTC (Namibia) as of September 2006 (Euro 57 million) and the increase in revenues of other fully consolidated subsidiaries.

Table 2 _ Consolidated Income Statement (1)						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Operating revenues	1,495.0	1,379.9	8.3%	2,955.8	2,805.7	5.4%
Wireline	493.6	522.6	(5.5%)	992.9	1,053.5	(5.7%)
Domestic mobile • TMN	364.8	363.5	0.4%	728.1	719.9	1.1%
Brazilian mobile • Vivo (1)	593.8	491.1	20.9%	1,140.3	1,014.4	12.4%
Other and eliminations	42.7	2.7	n.m.	94.4	17.9	n.m.

Operating costs, excluding D&A	919.0	927.2	(0.9%)	1,809.0	1,810.1	(0.1%)
Wages and salaries	157.7	162.5	(2.9%)	322.6	332.2	(2.9%)
Post retirement benefits	(27.9)	7.8	n.m.	(17.3)	23.9	n.m.
Direct costs	217.7	155.3	40.1%	428.1	312.6	36.9%
Commercial costs	259.2	259.2	(0.0%)	466.2	485.4	(4.0%)
Other operating costs	312.4	342.4	(8.8%)	609.4	655.9	(7.1%)

EBITDA (2)	576.0	452.7	27.2%	1,146.8	995.6	15.2%
Depreciation and amortisation	274.8	278.3	(1.2%)	540.6	557.2	(3.0%)
Income from operations (3)	301.2	174.4	72.7%	606.2	438.4	38.3%

Other expenses (income)	47.2	40.8	15.5%	111.1	44.8	148.1%
Curtailment costs	31.6	24.5	29.0%	84.4	25.0	237.1%
Net losses (gains) on disposal of fixed assets	6.9	0.3	n.m.	11.7	(0.4)	n.m.
Net other costs	8.6	16.0	(46.1%)	14.9	20.2	(25.9%)
Income before financ. & inc. taxes	254.1	133.6	90.2%	495.1	393.6	25.8%

Financial expenses (income)	(71.9)	85.7	n.m.	(89.1)	105.9	n.m.
Net interest expenses	41.5	61.5	(32.5%)	90.9	110.7	(17.9%)
Equity in losses (earnings) of affiliates	(33.9)	(22.1)	53.6%	(52.9)	(45.6)	15.9%
Net other financial losses (gains)	(79.5)	46.3	n.m.	(127.1)	40.8	n.m.

Income before income taxes	326.0	47.9	n.m.	584.3	287.7	103.1%
Provision for income taxes	(64.9)	100.5	n.m.	(141.1)	65.4	n.m.

Income from continued operations	261.1	148.4	75.9%	443.2	353.1	25.5%
Income from discontinued operations	9.3	27.4	(66.2%)	28.6	45.2	(36.6%)
Losses (income) attributable to minority interests	(17.9)	14.9	n.m.	(42.7)	3.2	n.m.
Consolidated net income	252.5	190.7	32.4%	429.1	401.5	6.9%

(1) Considering a Euro/Real average exchange rate of 2.6925 in 1H06 and 2.7218 in 1H07. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Half 2007	3 / 23

Financial Review

EBITDA increased by 15.2% y.o.y in 1H07 to Euro 1,147 million, with the EBITDA margin improving by 3.3pp to 38.8% . EBITDA growth in the period was driven by all business segments, with the highest contribution coming from Vivo, which increased EBITDA by 39.0% y.o.y (40.5% y.o.y in local currency). Although part of the improvement in Vivo EBITDA is explained by the impact of a one-off provision recorded in 1H06 (Euro 30 million), underlying EBITDA increased by 22.0% y.o.y, in local currency. The improvement in TMN’s EBITDA margin was achieved on the back of service revenue growth and strict cost control, despite continued customer growth and MTR cuts that occurred in 2006 (see table 4). In terms of Wireline, EBITDA increased by 3.9% y.o.y, as a result of higher prior years service gains, booked in 1H07, related to a reduction in post retirement benefits. Excluding prior years service gains, Wireline EBITDA would have remained broadly flat in 1H07, highlighting the improvement in operating efficiency against a backdrop of top line pressure. Other EBITDA increased to Euro 39 million in 1H07, mainly as a result of the consolidation of MTC (Euro 30 million) as of September 2006 and the increase in EBITDA of other fully consolidated subsidiaries. Adjusting for exceptional items (see table 3), consolidated EBITDA would have increased by 9.9% in 1H07.

Table 3 _ EBITDA by Business Segment (1)(2)						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Wireline	266.0	240.0	10.8%	506.0	486.9	3.9%
Domestic mobile • TMN	166.5	163.1	2.1%	327.4	318.8	2.7%
Brazilian mobile • Vivo (1)	123.9	57.9	113.9%	274.7	197.6	39.0%
Other	19.7	(8.3)	n.m.	38.7	(7.7)	n.m.

Total EBITDA (2)	576.0	452.7	27.2%	1,146.8	995.6	15.2%
EBITDA margin (%)	38.5	32.8	5.7pp	38.8	35.5	3.3pp

Net impact of exceptional items	(36.2)	19.3	n.m.	(36.2)	15.3	n.m.
Prior years service gains related to vested rights	(36.2)	(10.6)	240.4%	(36.2)	(14.6)	147.4%
Vivo provision related to bad debt	-	30.0		-	30.0

EBITDA excluding exceptional items	539.8	472.0	14.4%	1,110.6	1,010.9	9.9%
EBITDA margin (%)	36.1	34.2	1.9pp	37.6	36.0	1.5pp

(1) Considering a Euro/Real average exchange rate of 2.6925 in 1H06 and 2.7218 in 1H07. (2) EBITDA = income from operations + depreciation and amortisation

The impact in 1H07 of the reduction in mobile termination rates throughout 2006 was as follows:

Table 4 _ Impact of Mobile Termination Rate Cuts		Euro million
	2Q07	1H07

Revenues	6.4	16.3
Wireline	1.7	4.7
Domestic mobile • TMN	4.8	11.7
EBITDA	2.8	7.2
Wireline	0.5	1.4
Domestic mobile • TMN	2.3	5.8

Curtailment costs amounted to Euro 84 million in 1H07, as compared to Euro 25 million in the previous year. Curtailment costs in 1H07 were related to the reduction in headcount of 253 employees.

Net interest expenses decreased by 17.9% y.o.y to Euro 91 million in 1H07, mainly as a result of the reduction in the average cost of debt in Portugal and Brazil, as well as the decrease in Vivo’s average net debt in the period.

Portugal Telecom | First Half 2007	4 / 23

Financial Review

Equity in earnings of affiliates amounted to Euro 53 million in 1H07, as compared to Euro 46 million in 1H06, primarily as a result of the increase in PT’s share in the earnings of Unitel from Euro 36 million in 1H06 to Euro 42 million in 1H07.

Net other financial gains, which include net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 127 million in 1H07, as compared to losses of Euro 41 million in 1H06. In 1H07, this item included gains related to: (1) the cash settlement of the equity swap on PTM shares (Euro 77 million); (2) the disposal of the investment in BES (Euro 36 million), and (3) the cash settlement of equity swaps (Euro 31 million) related manly to the previous share buyback (1.83% of share capital).

Provision for income taxes amounted to Euro 141 million in 1H07, as compared to a gain of Euro 65 million in 1H06. The increase in this item is mainly explained by the Euro 53 million tax credit booked in 1Q06, in connection with the liquidation of a holding company, and by the Euro 142 million gain booked in 2Q06, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. Adjusting for these one-off effects, the effective tax rate would have fallen from 45.2% in 1H06 to 24.1% in 1H07, mainly as a result of: (1) the reduction in the nominal tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007; (2) the decrease in allowances for tax losses generated by Vivo, following the corporate restructuring completed at the end of 2006, and (3) the booking of certain non-taxable capital gains.

Income from discontinued operations includes the earnings of PT Multimedia before minority interests, following the approval of its spin-off. In 1H07, this item includes a provision related to employee, organisational and IT restructuring costs, in connection with the spin-off process, which amounted to Euro 13 million net of tax.

Income attributable to minority interests increased to Euro 43 million in 1H07, from losses of Euro 3 million in the previous year, mainly as a result of: (1) the increase in income attributable to Vivo minority interests (gains of Euro 5 million in 1H07, which compares with losses of Euro 29 million in 1H06), and (2) income attributable to MTC minority interests (Euro 11 million), which was consolidated as of September 2006.

Portugal Telecom | First Half 2007	5 / 23

Financial Review

Table 5 _ Net Income Excluding Exceptional Items						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Net income	252.5	190.7	32.4%	429.1	401.5	6.9%
Net impact of exceptional items	(65.5)	(105.6)	(37.9%)	(66.8)	(170.2)	(60.8%)
Vivo provision related to bad debt	-	30.0		-	30.0
Prior years service gains related to vested rights	(36.2)	(10.6)		(36.2)	(14.6)
Curtailment costs	31.6	24.5		84.4	25.0
PTM equity swap gains	(39.1)	19.2		(77.4)	7.0
PT equity swap gains	(15.1)	-		(31.2)	-
BES disposal gain	(35.7)	-		(35.7)	-
Tax credit	-	-		-	(53.3)
Voluntary taxation on deferred tax gains	-	(142.0)		-	(142.0)
PTM spin-off provision	18.2	-		18.2	-
Tax effect on stated adjustments	10.8	(19.3)		11.2	(15.0)
Minority interests on stated adjustments	-	(7.4)		-	(7.4)
Net income excluding exceptional items	187.0	85.1	119.7%	362.3	231.3	56.6%

Net income amounted to Euro 429 million in 1H07, an increase of 6.9% y.o.y, primarily as a result of the increase in EBITDA and higher net financial gains, more than offsetting the increase in curtailments costs in 1H07 and lower provision for income taxes in 1H06. Adjusting for the various impacts described above, net income excluding exceptional items would have increased by 56.6% y.o.y in 1H07 to Euro 362 million (see table 5).

Capex

Capex increased by 9.2% y.o.y to Euro 307 million in 1H07, with the decrease in Vivo capex being more than offset by the capex increase in the remaining divisions. Wireline capex was directed towards network upgrades to provide greater bandwidth, in part to prepare for the launch of IPTV in June 2007, and client-related capex, while at TMN capex was directed towards network capacity and 3G/3.5G coverage. TMN capex also included a contribution of Euro 8 million made, under the terms of the UMTS licence, to a fund for the development of the information society. At Vivo, capex was directed towards the GSM/EDGE overlay and network coverage and capacity. Other capex includes capex related to fully consolidated businesses not included in the main segments and capex related to support companies. In 1H07, other capex amounted to Euro 26 million, as a result of the consolidation of MTC (Euro 15 million) as of September 2006.

Table 6 _ Capex by Business Segment (1)						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Wireline	56.7	55.3	2.5%	104.7	99.6	5.1%
Domestic mobile • TMN	43.4	29.0	49.6%	71.0	51.5	37.8%
Brazilian mobile • Vivo (1)	62.6	61.3	2.1%	105.2	114.6	(8.2%)
Other	15.4	6.5	136.5%	26.0	15.3	69.8%

Total capex	178.2	152.2	17.1%	306.8	281.0	9.2%
Capex as % of revenues (%)	11.9	11.0	0.9pp	10.4	10.0	0.4pp

(1) Considering a Euro/Real average exchange rate of 2.6925 in 1H06 and 2.7218 in 1H07.

Portugal Telecom | First Half 2007	6 / 23

Financial Review

Cash Flow

Operating cash flow amounted to Euro 621 million in 1H07, a decrease of 2.0% y.o.y, as a result of a Euro 28 million increase in working capital investment.

Table 7 _ Free Cash Flow						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Operating free cash flow	326.8	372.6	(12.3%)	621.4	633.8	(2.0%)
Net disposal (acquisition) of financial investments	208.5	(34.3)	n.m.	208.5	(34.3)	n.m.
Interest paid	(104.2)	(134.4)	(22.5%)	(189.7)	(247.7)	(23.4%)
Contributions and payments related to PRB	1.3	(55.4)	n.m.	(46.8)	(147.2)	(68.2%)
Income taxes paid	(88.8)	(3.0)	n.m.	(109.1)	(19.7)	n.m.
Other cash movements (1)	22.6	33.2	(32.1%)	52.5	43.0	22.2%

Free cash flow	366.1	178.8	104.8%	536.7	227.9	135.5%

(1) In 1H07, other cash movements included Euro 92 million related to dividends received, mainly from PTM (Euro 54 million) and Unitel (Euro 27 million).

Free cash flow increased to Euro 537 million in 1H07 from Euro 228 million in 1H06, primarily as a result of: (1) the cash settlement of the PTM equity swap and the disposal of certain financial investments, namely BES; (2) lower interest paid, and (3) lower contributions and payments related to post retirement benefits, as a result of the Euro 75 million reimbursement made in 1H07 by PT Prestações, the fund created to cover healthcare responsibilities, on account of healthcare expenses paid by PT in previous years. These effects were only partially offset by higher income taxes paid, as PT’s tax losses carried forward were fully utilised in 2006.

The reduction in interest paid from Euro 248 million in 1H06 to Euro 190 million in 1H07 is explained by the fact that PT paid in 1H06 the last annual interest installment (Euro 52 million) on the Eurobond repaid in 2006.

Consolidated Net Debt

Consolidated net debt amounted to Euro 4,280 million as at 30 June 2007, as compared to Euro 3,757 million as at 31 December 2006. The increase in net debt over the period is explained mainly by the share buyback, currently under execution, and the dividends paid in May 2007.

As at 30 June 2007, 75.6% of total debt was medium and long-term, and 59.9% of total debt was set in fixed rates. As at 30 June 2007, 86.4% of total debt was denominated in Euros, 0.4% in US Dollars and 13.2% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 506 million as at 30 June 2007. At the end of June 2007, approximately 95% of Vivo’s net debt was either Real-denominated or hedged into Reais.

Portugal Telecom | First Half 2007	7 / 23

Financial Review

Table 8 _ Change in Net Debt				Euro million
	2Q07	2Q06	1H07	1H06

Net debt (initial balance)	3,645.7	3,678.4	3,756.6	3,672.5
Less: PTM Net debt as at 31 December 2006	0.0	0.0	178.9	0.0
Less: free cash flow	366.1	178.8	536.7	227.9
PTM cash flow	0.0	104.5	0.0	80.3
Translation effect on foreign currency debt	19.3	(3.6)	34.9	(8.4)
Dividends paid (1)	529.7	530.4	529.7	530.4
Acquisitions of treasury shares (2)	451.9	0.0	557.9	62.1
Extraordinary contribution to pension fund	0.0	300.0	117.0	300.0
Other	0.0	(50.5)	0.0	(28.5)
Net debt (final balance)	4,280.4	4,380.5	4,280.4	4,380.5

Change in net debt	634.8	702.0	523.9	708.0
Change in net debt (%)	17.4%	19.1%	13.9%	19.3%

(1) In 1H07, this item included dividends paid by PT (Euro 517 million) and its subsidiaries. (2) In 1H07, this item corresponds to the notional amount of equity swaps contracted over 54.8 million PT shares, in connection with the share buyback programme announced by the Board of Directors on 20 February 2007 and approved at the ;AGM of 27 April 2007.

The total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,350 million as at 30 June 2007. The amount of available cash from the domestic operations plus the undrawn amount of PT’s commercial paper lines and standby facilities totalled Euro 2,358 million at the end of June 2007.

In 1H07, PT’s average cost of debt and maturity was 4.8% and 6.0 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazil and the interest cost associated with the PTM equity swap, PT’s average cost of debt was 3.2% in 1H07. The debt maturity excluding Brazil was 6.3 years at the end of June 2007. In 1H07, the net debt to EBITDA ratio, including after-tax unfunded post retirement obligations, was 2.3 times and EBITDA cover was 12.6 times.

In July 2007, PT successfully issued a Euro 750 million exchangeable bond with a maturity of 7 years. The coupon was fixed at 4.125% and the exchange price at Euro 13.9859.

Post Retirement Benefit Obligations

As at 30 June 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,279 million. PT’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and 2000 for healthcare.

Table 9 _ Post Retirement Benefits Obligations		Euro million
	1H07	2006

Pensions obligations	2,825.5	3,073.8
Salaries to suspended and pre-retired employees	991.5	997.7
Healthcare obligations	462.4	491.1

Projected benefit obligation (PBO)	4,279.5	4,562.6
Market value of funds	(3,047.7)	(2,908.1)

Gross unfunded obligation	1,231.7	1,654.4
Unrecognised prior years service gains	23.5	19.1

Provision for post retirement benefits	1,255.2	1,673.5
After-tax unfunded obligations	905.3	1,216.0

Portugal Telecom | First Half 2007	8 / 23

Financial Review

Gross unfunded obligations decreased by Euro 423 million in 1H07 to Euro 1,232 million, as a result of the net actuarial gains booked in the period (Euro 322 million) and the Euro 117 million extraordinary contribution made in 1H07. As part of the semi-annual actuarial study, the discount rates used to calculate the PBO were adjusted to reflect the evolution of market yields. As such, the discount rate used for pensions and healthcare obligations was increased from 4.75% to 5.25% and the discount rate used for salaries from 4.25% to 4.75% . The after-tax unfunded obligations amounted to Euro 905 million at the end of June 2007.

Table 10 _ Change in Gross Unfunded Obligation	Euro million
1H07

Gross unfunded obligations (initial balance)	1,654.4
PRB costs	(17.3)
Curtailment costs	84.4
Contributions and payments (1)	(163.8)
Net actuarial gains	(321.6)
Prior years service gains related to unvested rights	(4.4)

Gross unfunded obligations (final balance)	1,231.7

Change in gross unfunded obligations	(422.7)
Change in gross unfunded obligations (%)	(25.6%)

(1) In 1H07, this item included: (i) Euro 32 million of regular contributions; (ii) Euro 79 million of payments of salaries to pre-retired and suspended employees and other; (iii) Euro 64 million of net refunds related to healthcare, and (iv) Euro 117 million of extraordinary contributions related to pensions.

Post retirement benefit costs were Euro 17 million negative (gain) in 1H07, mainly as a result of prior years service gains related to vested rights in the amount of Euro 36 million, related to changes in the Social Security rules (DL 187/2007) and to the formula used by PT to calculate pension complements. The decrease in service cost in 1H07 is explained primarily by the reduction in healthcare obligations that occurred at the end of 2006.

Table 11 _ Post retirement benefits costs		Euro million
	1H07	1H06

Service cost	8.3	14.8
Interest cost	103.4	107.7
Expected return on assets	(91.2)	(83.9)
Prior years service gains	(37.8)	(14.6)

Post retirement benefits costs	(17.3)	23.9

Portugal Telecom | First Half 2007	9 / 23

Financial Review

Shareholders’ Equity

Table 12 _ Change in Shareholders’ Equity (excluding Minority Interests)		Euro million
	2Q07	1H07

Equity before minority interests (initial balance)	2,418.6	2,255.2
Net income	252.5	429.1
Currency translation adjustments (1)	111.7	207.8
Net actuarial gains, net of tax effect	236.4	236.4
Dividends paid	(516.5)	(516.5)
Acquisition of treasury stock (2)	(467.0)	(589.2)
Hedge accounting of financial instruments and change in the FV of investments available for sale	(30.8)	(18.0)
Other	(1.9)	(1.9)
Equity before minority interests (final balance)	2,003.0	2,003.0

Change in equity before minority interest s	(415.6)	(252.3)
Change in equity before minority interests (%)	(17.2%)	(11.2%)

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) In 1H07, this item includes Euro 558 million related to the notional value of the equity swaps contracted over 54.8 million own shares and Euro 31 million recorded in connection with the replacement, at market value, mainly of equity swaps over 1.83% of PT’s share capital.

As at 30 June 2007, shareholders’ equity excluding minority interests amounted to Euro 2,003 million, a decrease of Euro 252 million in 1H07. Distributable reserves increased by Euro 290 million to Euro 3,018 million at the end of June of 2007, with the impact of the share capital restructuring (Euro 440 million), as approved by shareholders on 27 April 2007, and the net income generated in 1H07 under Portuguese GAAP (Euro 366 million) more than offsetting the impact of the dividends paid in May 2007 (Euro 517 million).

Table 13 _ Change in Distributable Reserves		Euro million
	2Q07	1H07

Distributable reserves (initial balance)	2,845.6	2,727.8
Dividends paid	(516.5)	(516.5)
Net income under Portuguese GAAP	252.1	366.3
Share capital restructuring	440.3	440.3
Other	(3.9)	(0.2)
Distributable reserves (final balance)	3,017.5	3,017.5

Change in distributable reserves in the period	172.0	289.8
Change in distributable reserves in the period (%)	6.0%	10.6%

Portugal Telecom | First Half 2007	10 / 23

Financial Review

Consolidated Balance Sheet

As at 30 June 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,538 million (Euro 2,896 million at the Euro/Real exchange rate of 30 June 2007). The assets denominated in Brazilian Reais in the balance sheet, as at 30 June 2007, amounted to Euro 5,141 million, equivalent to approximately 38% of total assets.

Following the approval of the PT Multimedia spin-off by PT shareholders, PTM has been considered as a discontinued operation for reporting purposes since 1 January 2007. The book value of PT Multimedia in PT’s accounts (assets minus liabilities minus attributable minority interests) amounted to Euro 394 million as at 30 June 2007.

Table 14 _ Consolidated Balance Sheet (1)		Euro million
	30 June 2007	31 December 2006

Cash and equivalents	1,351.4	2,083.7
Accounts receivable, net	1,406.8	1,417.0
Inventories, net	152.1	130.3
Financial investments	520.0	631.5
Intangible assets, net	3,165.3	3,490.9
Tangible assets, net	3,566.3	3,942.0
Accrued post retirement asset	123.4	134.1
Other assets	963.9	1,050.5
Deferred tax assets and prepaid expenses	1,113.8	1,291.4
Assets of discontinued operations (PTM)	1,105.9	0.0

Total assets	13,468.9	14,171.2

Accounts payable	889.4	1,115.1
Gross debt	5,631.9	5,840.3
Accrued post retirement liability	1,378.6	1,807.6
Other liabilities	1,830.6	1,995.7
Deferred tax liabilities and deferred income	300.1	306.5
Liabilities of discontinued operations (PTM)	549.7	0.0

Total liabilities	10,580.2	11,065.2

Equity before minority interests	2,003.0	2,255.2
Minority interests	885.7	850.8

Total shareholders' equity	2,888.7	3,106.0

Total liabilities and shareholders' equity	13,468.9	14,171.2

(1) Considering a Euro/Real exchange rate of 2.8118 at year-end 2006 and 2.6024 at the end of June 2007.

Portugal Telecom | First Half 2007	11 / 23

Operating Review

Wireline

Wireline operating revenues decreased by 5.5% y.o.y in 2Q07 to Euro 494 million, with the reduction in retail revenues more than offsetting the increase in wholesale and data & corporate revenues in the quarter.

Table 15 _ Wireline Income Statement (1)	Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Operating revenues	493.6	522.6	(5.5%)	992.9	1,053.5	(5.7%)
Retail	260.2	297.3	(12.5%)	525.9	607.1	(13.4%)
Voice	213.6	252.6	(15.4%)	433.1	517.4	(16.3%)
Data	46.6	44.7	4.2%	92.8	89.7	3.4%
Wholesale	119.7	117.1	2.2%	235.2	230.7	1.9%
Data & corporate	67.5	62.7	7.7%	133.7	124.5	7.4%
Other wireline revenues	46.3	45.5	1.7%	98.1	91.1	7.7%

Operating costs, excluding D&A	227.7	282.6	(19.4%)	486.9	566.6	(14.1%)
Wages and salaries	61.3	69.5	(11.8%)	126.8	139.0	(8.8%)
Post retirement benefits	(27.9)	7.7	n.m.	(17.4)	23.8	n.m.
Direct costs	87.7	91.3	(4.0%)	172.4	176.9	(2.6%)
Commercial costs	21.1	20.6	2.2%	41.2	41.3	(0.1%)
Other operating costs	85.5	93.5	(8.5%)	163.9	185.6	(11.7%)

EBITDA (2)	266.0	240.0	10.8%	506.0	486.9	3.9%
EBITDA excluding exceptional items (3)	229.7	229.3	0.2%	469.8	472.2	(0.5%)
Depreciation and amortisation	81.4	87.4	(6.8%)	162.7	170.9	(4.8%)
Income from operations (4)	184.5	152.6	20.9%	343.4	316.0	8.7%

EBITDA margin	53.9%	45.9%	8.0pp	51.0%	46.2%	4.7pp
EBITDA margin excluding exceptional items	46.5%	43.9%	2.7pp	47.3%	44.8%	2.5pp
Capex	56.7	55.3	2.5%	104.7	99.6	5.1%
Capex as % of revenues	11.5%	10.6%	0.9pp	10.5%	9.5%	1.1pp
EBITDA minus Capex	209.2	184.6	13.3%	401.3	387.3	3.6%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for prior years service gains related to vested rights in the amount of Euro 36 million in 2Q07 and in 1H07, Euro 11 million in 2Q06 and Euro 15 million in 1H06. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 12.5% y.o.y in 2Q07, as a result of continued competition from other fixed and mobile operators, which has resulted in continued line loss and pricing pressure. As a result, the growth in retail data revenues, which increased by 4.2% y.o.y, only partially offset the 15.4% y.o.y reduction in voice revenues. The introduction of wholesale line rental (WLR) in 2Q06 has resulted in the migration of carrier pre-selection lines (CPS) to WLR, resulting in a transfer of retail revenues to wholesale revenues amounting to Euro 6 million in 2Q07. The reduction in revenues is also partially explained by the Euro 4 million negative impact related to discounts to pensioners that are no longer covered by the Portuguese State.

Wholesale revenues have benefited from the growth in unbundled local loop (ULL) and WLR, which more than offset the slight reduction in revenues from interconnection traffic (dial-up) and leased lines. Wholesale revenues increased by 2.2% y.o.y in 2Q07.

Portugal Telecom | First Half 2007	12 / 23

Operating Review

Data & corporate revenues increased by 7.7% in 2Q07, as a result of continued focus on providing increasingly more advanced and customised solutions to corporate customers. The growth in the quarter was underpinned by the increase in revenues from VPN and circuits and from outsourcing, network management and IT/IS.

Other revenues increased by 1.7% y.o.y in 2Q07, with the increase in equipment sales, mainly in the corporate segment, and the growth in portal revenues (+59.1% y.o.y), making up for the reduction in revenues from directories.

EBITDA amounted to Euro 266 million in 2Q07, an increase of 10.8% y.o.y, explained by the continued focus on optimising operating costs, including those related to post retirement benefit (PRB) obligations. As a result of the recent changes introduced by the Social Security System to calculate pensions upon retirement, PT adapted the methodology used to determine pension complements, with the view of maintaining the long-term sustainability and financing of the plans. Accordingly, PRB costs amounted to a negative Euro 28 million (gain), as a result of prior years service gains booked in 2Q07 in the amount of Euro 36 million. Excluding prior years service gains, EBITDA would have remained broadly flat in 2Q07.

EBITDA performance in 2Q07 was also underpinned by continued improvements in efficiency, with particular emphasis on personnel and other operating costs. Wages and salaries decreased by 11.8% y.o.y in 2Q07, as a result of the ongoing redundancy programme and the focus on containing wage increases. The net reduction in 2Q07 in headcount totalled 64 employees, improving the efficiency ratio to 622 lines per employee. Other operating costs decreased by 8.5% y.o.y, underpinned by cost improvements in support areas, such IT/IS and outsourcing costs, customer care and shared services, as well as the renegotiation of certain network supplier contracts.

Capex amounted to Euro 57 million in 2Q07, an increase of 2.5% y.o.y, equivalent to 11.5% of operating revenues. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) the preparation of the network and information systems for the launch of IPTV (soft launch in 2Q07), and (3) client-related capex as a result of investments in terminal equipments for corporate clients. EBITDA minus Capex amounted to Euro 209 million in 2Q07.

Notwithstanding intensifying competition in broadband, from both fixed and mobile competitors, ADSL accesses continued to grow in 2Q07, mitigating partially the disconnection of traditional voice lines. Retail ADSL accesses increased to 715 thousand at the end of 2Q07, helped by the summer campaign launched in June, with net additions totalling 14 thousand in the quarter. PT continued to focus on promoting customer retention through the migration to higher speeds using ADSL 2+. In 2Q07, net disconnections of PT’s traffic generating lines reached 37 thousand, which is in line with the level of the past three quarters and represents a clear improvement on the level registered in 2Q06. ULL net additions fell by 29.8% y.o.y in 2Q07 to 26 thousand, with total ULL reaching 244 thousand. In terms of competitor voice lines, the net effect of the migration of CPS lines to WLR resulted in a net reduction of 17 thousand competitor voice-only lines in 2Q07.

Portugal Telecom | First Half 2007	13 / 23

Operating Review

With the view of promoting customer retention through a better perception of value-for-money, PT has aggressively rollout pricing plan offers over the past three years. PT customers have an extensive offer of flat-rate pricing plans available, which can be combined to provide a more tailored solution for customers. Additionally, at the end of 1Q07, and in line with PT’s long-standing objective, the regulator allowed PT to bundle unlimited fixed-to-fixed off-peak minutes, during the week, with the line rental. Currently, 51% of PT’s residential customers have a flat-rate pricing plan.

In 2Q07, PT announced the soft launch of IPTV services. The triple-play offer, branded “meo”, includes 42 pay-TV channels (of which 10 are a la carte), a broadband access of up to 8MB and unlimited fixed-to-fixed calls for a total of Euro 54.90 per month. Additionally, customers can buy premium channels, such as SportTV (premium sports) and the Lusomundo movie channels. The service is provided using ADSL 2+ and is available for up to two televisions per home. PT was the first operator in Portugal to introduce HDTV and has the most extensive VOD offer in the market. The service is being initially rolled out in Lisbon and Oporto.

Table 16 _ Wireline Operating Data
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Main accesses ('000)	4,342	4,433	(2.0%)	4,342	4,433	(2.0%)
Retail accesses	3,861	4,209	(8.3%)	3,861	4,209	(8.3%)
PSTN/ISDN	3,146	3,573	(12.0%)	3,146	3,573	(12.0%)
Traffic-generating lines	2,833	2,992	(5.3%)	2,833	2,992	(5.3%)
Carrier pre-selection	313	581	(46.1%)	313	581	(46.1%)
ADSL retail	715	636	12.5%	715	636	12.5%
Wholesale accesses	481	224	114.9%	481	224	114.9%
Unbundled local loops	244	146	67.7%	244	146	67.7%
Wholesale line rental	173	20	n.m.	173	20	n.m.
ADSL wholesale	64	59	8.8%	64	59	8.8%
Net additions ('000)	(15)	(14)	7.0%	(62)	(45)	36.8%
Retail accesses	(53)	(74)	(29.2%)	(141)	(146)	(3.6%)
PSTN/ISDN	(67)	(97)	(31.2%)	(171)	(196)	(13.2%)
Traffic-generating lines	(37)	(81)	(54.1%)	(76)	(202)	(62.5%)
Carrier pre-selection	(29)	(16)	84.5%	(95)	6	n.m.
ADSL retail	14	23	(37.8%)	30	51	(40.6%)
Wholesale accesses	37	60	(37.8%)	79	101	(21.8%)
Unbundled local loops	26	37	(29.8%)	48	74	(34.2%)
Wholesale line rental	12	20	(36.7%)	31	20	57.1%
ADSL wholesale	(1)	4	n.m.	(1)	7	n.m.
Pricing plans ('000)	4,220	2,283	84.9%	4,220	2,283	84.9%
ARPU (Euro)	30.3	29.9	1.3%	30.2	30.0	0.7%
Voice	24.3	24.8	(2.0%)	24.3	25.0	(2.8%)
Data	5.9	5.1	17.1%	5.8	4.9	18.5%
Total traffic	3,153	3,393	(7.1%)	6,364	6,884	(7.6%)
Retail traffic	1,320	1,413	(6.6%)	2,659	2,872	(7.4%)
Wholesale traffic	1,833	1,980	(7.4%)	3,705	4,012	(7.7%)
Retail MOU (minutes / month)	160	160	0.4%	160	159	0.3%
Employees	6,979	7,723	(9.6%)	6,979	7,723	(9.6%)

Blended ARPU increased by 1.3% y.o.y in 2Q07 to Euro 30.3, driven by the growth in data ARPU, which increased by 17.1% y.o.y. The increased penetration of ADSL and the growth in IP-based services, including corporate VoIP, more than offset the negative impact derived from the fact that discounts to pensioners are no longer covered by the Portuguese State. Excluding this impact, voice ARPU would have remained stable in the quarter.

Portugal Telecom | First Half 2007	14 / 23

Operating Review

Although retail traffic fell by 6.6% y.o.y. in 2Q07, as a result of line loss, retail MOU increased by 0.4% y.o.y to 160 minutes, reflecting the positive impact of the rollout of flat-rate pricing plans. The reduction in wholesale traffic of 7.4% y.o.y in 2Q07 is explained primarily by the 58.3% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic Mobile

Operating revenues amounted to Euro 365 million in 2Q07, up by 0.4% y.o.y, as a result of the increase in billing revenues (+1.5% y.o.y) that were underpinned by strong customer growth. The positive performance of billing revenues more than offset the impact of lower mobile termination rates (MTR), as well as the decrease of sales and other operating revenues. As a result, service revenues increased by 0.8% y.o.y in 2Q07 to Euro 339 million.

The reduction in MTR throughout 2006 led to the decline in interconnection revenues, which fell by 2.4% y.o.y. Fixed-to-mobile and mobile-to-mobile termination rates were cut to Euro 0.11 per minute in the beginning of October 2006, resulting in an average annual decline of 8.3% in termination rates in 2Q07. Excluding the Euro 5 million negative impact of lower MTR, service revenues would have increased by 2.2% y.o.y in 2Q07.

Table 17 _ Domestic Mobile Income Statement (1)						Euro million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Operating revenues	364.8	363.5	0.4%	728.1	719.9	1.1%
Services rendered	338.7	336.0	0.8%	666.5	661.7	0.7%
Billing	278.3	274.2	1.5%	548.0	537.7	1.9%
Interconnection	60.4	61.8	(2.4%)	118.6	124.0	(4.3%)
Sales	24.6	25.0	(1.6%)	57.1	53.9	6.1%
Other operating revenues	1.6	2.5	(36.9%)	4.5	4.4	2.0%

Operating costs, excluding D&A	198.3	200.3	(1.0%)	400.7	401.2	(0.1%)
Wages and salaries	12.7	14.9	(14.3%)	25.4	29.2	(13.0%)
Direct costs	69.3	73.3	(5.4%)	137.3	144.9	(5.3%)
Commercial costs	68.2	67.9	0.5%	141.3	133.5	5.8%
Other operating costs	48.1	44.3	8.4%	96.7	93.5	3.4%

EBITDA (2)	166.5	163.1	2.1%	327.4	318.8	2.7%
Depreciation and amortisation	53.4	52.4	1.8%	106.1	108.2	(2.0%)
Income from operations (3)	113.1	110.7	2.2%	221.4	210.5	5.1%

EBITDA margin	45.6%	44.9%	0.8pp	45.0%	44.3%	0.7pp
Capex	43.4	29.0	49.6%	71.0	51.5	37.8%
Capex as % of revenues	11.9%	8.0%	3.9pp	9.7%	7.2%	2.6pp
EBITDA minus Capex	123.1	134.1	(8.2%)	256.5	267.3	(4.0%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Half 2007	15 / 23

Operating Review

EBITDA increased by 2.1% y.o.y to Euro 167 million in 2Q07, notwithstanding significantly higher commercial activity, particularly in postpaid and wireless broadband, and the negative impact of MTR cuts (Euro 2 million in 2Q07). Excluding the impact of lower MTR, EBITDA would have increased by 3.5% y.o.y in 2Q07. In spite of the increase in commercial activity, the decrease in unitary SARC (-15.0% y.o.y) and the focus on the reduction of addressable costs, namely staff, resulted in an EBITDA margin improvement of 0.8pp y.o.y in 2Q07 to 45.6% . Pre-SARC EBITDA margin also continued to improve, increasing by 0.6pp y.o.y in 2Q07.

Capex amounted to Euro 43 million in 2Q07, equivalent to 11.9% of operating revenues. Capex was directed primarily towards network capacity and 3G/3.5G coverage (approximately 79% of network capex). Additionally, as part of the UMTS licence obligations, capex in 2Q07 included a contribution (Euro 8 million) to a fund aimed at promoting the development of the information society in Portugal. At the end of 2Q07, TMN’s 3G network covered around 85% of the population. EBITDA minus Capex totalled Euro 123 million in 2Q07, equivalent to 33.7% of operating revenues.

Table 18 _ Domestic Mobile Operating Data
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Customers ('000)	5,814	5,362	8.4%	5,814	5,362	8.4%
Net additions ('000)	100	44	127.7%	110	50	121.3%
MOU (minutes)	120	120	(0.3%)	118	119	(0.6%)
ARPU (Euro)	19.7	20.9	(6.0%)	19.4	20.7	(6.3%)
Customer	15.7	16.5	(4.8%)	15.5	16.3	(4.9%)
Interconnection	3.5	3.9	(8.9%)	3.5	3.9	(11.0%)
Roamers	0.5	0.6	(17.6%)	0.4	0.5	(15.7%)
ARPM (Euro cents)	16.4	17.4	(5.7%)	16.5	17.5	(5.8%)
Data as % of service revenues (%)	14.3	12.3	2.0pp	14.1	12.6	1.6pp
SARC (Euro)	54.2	63.7	(15.0%)	51.7	57.4	(9.8%)
Employees	1,126	1,165	(3.3%)	1,126	1,165	(3.3%)

Customer net additions more than doubled in 2Q07 to 100 thousand, reflecting the success of TMN’s campaigns. As a result, total customers increased by 8.4% y.o.y to 5.8 million. During the quarter, TMN continued to focus on postpaid, particularly in the corporate segment and the migration of prepaid, and as a result half of the net additions in the quarter were postpaid. As result, 21% of total customers were postpaid at the end of 2Q07.

TMN continued to invest on developing its brand during the quarter, with special emphasis on strengthening the positioning in the corporate and youth segments. In the corporate segment, TMN launched a new voice and data offer targeting the SME/SoHo segment, “Office Box PME”, that includes mobile and fixed voice services, broadband, as well as Internet and e-mail services. In terms of mobile broadband, TMN launched promotional pricing campaigns for data cards with speeds of up to 3.6 Mbps (HSDPA), as well as special offers aimed at increasing the penetration of wireless Internet access through the PC. Additionally, the new mobile Internet service, “internetnotelemóvel”, offers a flat rate for unlimited usage of Internet and e-mail access on mobile handsets. In terms of roaming, TMN launched additional roaming pricing packages targeting customers with high roaming usage patterns.

Portugal Telecom | First Half 2007	16 / 23

Operating Review

In the youth segment, TMN launched an innovate set of pricing plans, called “kitados”, that allow customers to make unlimited on-net calls after the first minute, at night (“kit noite”) or the weekend (“kit fim-de-semana”) or to a selected number (“kit par”). Additionally, TMN sponsored several youth-related events, such as surfing meets, contests for new bands (garage sessions), and a successful summer music festival, with the view of strengthening the brand positioning in this key segment.

In terms of handsets, TMN continued to differentiate its portfolio by emphasising the offer of exclusive handsets. For the summer campaign, TMN launched 25 new handsets, of which 8 were exclusive. Exclusive handsets provide greater pricing flexibility, thus allowing for a better control of SARC.

ARPU decreased by 6.0% y.o.y in 2Q07 to Euro 19.7, as a result of the reduction in customer, interconnection and roamers ARPU. The decline in interconnection ARPU of 8.9% y.o.y in 2Q07 resulted from the reduction in MTR that occurred throughout 2006, while the decrease in customer ARPU is explained by the increasing penetration in lower-consumption segments of the market. Notwithstanding, the growth in average number of customers and increased penetration of data services more than offset the decrease in customer ARPU, thus allowing billing revenues to increase by 1.5% y.o.y in 2Q07. Roamers ARPU decreased by 17.6% y.o.y in 2Q07, reflecting the adjustments TMN has been making to its roaming tariffs, ahead of EU-imposed changes at wholesale level. Blended MOU remained flat at 120 minutes in 2Q07, notwithstanding the customer base having grown by 8.4% y.o.y.

Data services continued to have a positive performance, with data revenues already accounting for 14.3% of service revenues in 2Q07, up from 12.3% in the same period of last year. The increase in data service revenues is primarily based on non-SMS data revenues, which increased by 63.6% y.o.y and already accounted for 31.2% of total data revenues in 2Q07. This growth was driven by a strong performance in terms of mobile Internet and wireless broadband. The number of SMS in 2Q07 reached approximately 180 messages per month per active SMS user, reflecting the successful launch of a number of tariff plans targeting the youth segment. The number of active SMS users reached 45% of total customers at the end of the period.

As part of TMN’s commitment to the development of the information society, under the terms of the UMTS licence, TMN will coinvest with the Portuguese State in the provision of laptop computers with wireless broadband connectivity, at certain discounts, to schools, teachers, students and info-excluded individuals. These initiatives will be developed up until 2015, with the total investment, at market value, amounting up to Euro 260 million. TMN expects these initiatives to increase PC and broadband penetration in Portugal, stregthening TMN’s positioning in this key segment of the market.

Portugal Telecom | First Half 2007	17 / 23

Operating Review

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 18.0% y.o.y in 2Q07 to R$ 3,187 million, supported by the strong growth in service revenues (+23.2% y.o.y). Although the change in interconnection regime in July 2006 had a positive impact on revenues (R$ 362 million), service revenues were underpinned by customer growth and customer ARPU expansion. Excluding the impact of the end of the bill & keep interconnection regime, operating revenues would have increased by 4.6% y.o.y in 2Q07.

EBITDA more than doubled over the previous year to R$ 662 million in 2Q07. Part of this improvement is explained by an extraordinary provision for bad debt booked in 2Q06 (R$162 million). Nevertheless, the strong underlying performance in terms of top line, combined with a strict management of costs, resulted in an EBITDA (excluding exceptionals) increase of 35.6% y.o.y. In spite of a significantly higher level of commercial activity, total subscriber and retention costs remained broadly stable over the previous year, highlighting the benefits of the GSM rollout that has improved Vivo’s competitiveness in the market. In effect, unitary SARC fell by 20.9% y.o.y to R$ 110 in 2Q07. The reduction in other operating costs (-16.3% y.o.y) also contributed to the margin improvement in the quarter. This performance was in part explained by the strict measures implemented to control bad debt (down 70.1% y.o.y) and the efficiency gains that resulted from the integration of the various operating companies, including the IT/IS platforms.

Table 19 _ Brazilian Mobile Income Statement (1)						R$ million
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Operating revenues	3,187.1	2,699.9	18.0%	6,207.4	5,462.3	13.6%
Services rendered	2,770.2	2,248.4	23.2%	5,623.1	4,605.7	22.1%
Sales	364.3	404.3	(9.9%)	479.1	732.0	(34.6%)
Other operating revenues	52.6	47.2	11.3%	105.3	124.6	(15.5%)

Operating costs, excluding D&A	2,525.4	2,373.4	6.4%	4,712.0	4,398.1	7.1%
Wages and salaries	170.0	157.6	7.9%	346.0	315.6	9.6%
Direct costs	548.0	192.7	184.4%	1,061.8	426.3	149.1%
Commercial costs	910.4	951.0	(4.3%)	1,547.3	1,705.6	(9.3%)
Other operating costs	897.0	1,072.1	(16.3%)	1,757.0	1,950.5	(9.9%)

EBITDA (2)	661.7	326.5	102.6%	1,495.4	1,064.3	40.5%
EBITDA excluding exceptional items (3)	661.7	488.0	35.6%	1,495.4	1,225.8	22.0%
Depreciation and amortisation	679.5	697.2	(2.5%)	1,323.2	1,374.9	(3.8%)
Income from operations (4)	(17.8)	(370.7)	(95.2%)	172.2	(310.6)	n.m.

EBITDA margin	20.8%	12.1%	8.7pp	24.1%	19.5%	4.6pp
EBITDA margin excluding exceptional items	20.8%	18.1%	2.7pp	24.1%	22.4%	1.7pp
Capex	337.2	335.8	0.4%	572.7	617.1	(7.2%)
Capex as % of revenues	10.6%	12.4%	(1.9pp)	9.2%	11.3%	(2.1pp)
EBITDA minus Capex	324.5	(9.3)	n.m.	922.7	447.2	106.3%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for the one-off provision related to bad debt in the amount of R$ 162 million. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex remained flat in 2Q07 at R$ 337 million, equivalent to 10.6% of operating revenues. Capex in 2Q07 was directed towards: (1) the implementation of the GSM/EDGE overlay, and (2) network coverage and quality. The GSM/EDGE network overlay was implemented in record time and already covers 96% of the municipalities with CDMA coverage. Approximately 76% of the capex related to the initial GSM/EDGE rollout, as announced in July 2006, has been already invested.

Portugal Telecom | First Half 2007	18 / 23

Operating Review

Table 20 _ Brazilian Mobile Operating Data (1)
	2Q07	2Q06	y.o.y	1H07	1H06	y.o.y

Customers ('000) (2)	30,241	28,525	6.0%	30,241	28,525	6.0%
Net additions ('000)	1,210	(1,613)	n.m.	1,187	(1,280)	n.m.
MOU (minutes)	77	67	14.5%	76	68	12.2%
ARPU (R$)	29.9	24.1	24.1%	29.9	24.7	21.0%
Customer	16.8	14.8	13.8%	16.8	15.1	10.8%
Interconnection	13.0	9.3	40.5%	13.2	9.6	37.2%
Data as % of service revenues (%)	7.4	7.7	(0.3pp)	7.5	7.4	0.1pp
SARC (R$)	109.7	138.6	(20.9%)	109.5	137.9	(20.6%)
Employees	5,494	5,768	(4.8%)	5,494	5,768	(4.8%)

(1) Operating data calculated using Brazilian GAAP. (2) Includes the database adjustment undertaken in 2Q06 of 1,823 thousand customers.

Vivo’s net additions reached 1,210 thousand in 2Q07, underpinned by the strong level of GSM net additions in the quarter. As a result, total customers increased by 6.0% y.o.y to 30,241 thousand. GSM accounted for approximately 84% of total gross adds in 2Q07, bringing the total number of GSM customers to 3.4 million. Vivo’s commercial activity in the quarter was centred on Mother’s Day and Valentine’s Day and leveraged on a broader offer of handsets. The strengthening of Vivo’s competitive position in the market allowed for an improvement in the share of net additions, which increased to approximately 35% in the areas of operation. As part of the continued focus on capturing and retaining higher value customers, Vivo also launched a new set of postpaid plans called “Vivo Escolha”. In terms of the brand, Vivo built on its repositioning as being the operator that provides the best network quality and the best service offering.

The take-up of data services continued to grow strongly, with data revenues increasing by 16.8% y.o.y. Data as a percentage of total service revenues amounted to 7.4% in 2Q07. Approximately 49% of data revenues were derived from non-SMS data. Vivo has leveraged on the fact that it is the only operator using two technologies, positioning CDMA/EVDO as the best solution for mobile data. As result, Vivo has continued to experience strong growth in its WAP and ZAP (EVDO data cards) offers.

Vivo’s blended MOU increased by 14.5% y.o.y in 2Q07 to 77 minutes, as a result of the strong growth in outgoing MOU (+35.5% y.o.y). The success of the prepaid plans, which offer bonus on-net traffic, and the new postpaid plans has underpinned the performance of outgoing MOU, particularly in terms of on-net traffic.

Vivo’s blended ARPU reached R$ 29.9 in 2Q07, an increase of 24.1% y.o.y, primarily as a result of the change in the interconnection regime (R$ 4.0) . Nevertheless, the initiatives aimed at stimulating usage had a positive impact not only on traffic but also on customer ARPU. As a result, customer ARPU increased by 13.8% y.o.y, resulting in a 7.1% y.o.y increase in underlying ARPU (excluding the impact of bill & keep).

Portugal Telecom | First Half 2007	19 / 23

Operating Review

Other International Assets

Table 21 _ Highlights of Main Assets in Africa, Brazil and Asia (1H07) (1) (2)						thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom (3)	32.18%	5,800.1	2,367.1	6.2%	980.1	2.0%	41.4%	212.2	87.9
Unitel (3)	25.00%	2,503.3	375.2	29.9%	229.5	15.8%	61.2%	281.2	172.0
MTC (4)	34.00%	705.2	546.0	21.0%	283.6	3.0%	51.9%	57.0	29.6
CVT (4)	40.00%	193.3	3,543.1	5.9%	2,191.6	4.6%	61.9%	32.1	19.9
CTM (3)	28.00%	494.4	1,052.1	5.6%	448.6	14.0%	42.6%	98.0	41.8
CST (4)	51.00%	30.7	71,982	13.5%	24,112	12.6%	33.5%	4.0	1.4
Timor Telecom (4)	41.12%	64.2	14.7	42.5%	7.4	57.0%	50.1%	11.1	5.5

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom.
(3) Equity consolidation method. (4) Full consolidation method.

Médi Télécom revenues increased by 6.2% y.o.y in 1H07 to MAD 2,367 million, while EBITDA increased by 2.0% y.o.y to MAD 980 million, reflecting the increase of marketing and publicity expenses due to the launch of 3G offer and “Forza”, the low cost product introduced in the period. The mobile customer base rose by 38.7% y.o.y to 5,800 thousand, with net additions in 1H07 totalling 628 thousand. MOU decreased by 9.2% y.o.y in 1H07 to 47 minutes. ARPU totalled MAD 71 in 1H07, a decrease of 20.6% over the same period of last year, mainly due to the significant growth of the customer base.

Unitel’s revenues and EBITDA increased by 29.9% and 15.8% y.o.y respectively in 1H07, underpinned by strong customer growth. Net additions totalled 455 thousand in 1H07, with the total customer base reaching 2,503 thousand at the end of June 2007, an increase of 61.8% over the same period of last year. Unitel’s MOU decreased by 12.3% y.o.y in 1H07 to 117 minutes, due to the strong increase in the customer base. ARPU totalled USD 26 in 1H07, a decrease of 23.7% .

MTC’s revenues and EBITDA increased by 21.0% and 3.0% y.o.y respectively. Net additions totalled 95 thousand in 1H07, with the total customer base reaching 705 thousand at the end of June 2007, an increase of 39.7% over the same period of last year. ARPU totalled NAD 137 in 1H07, a decrease of 13.5%, primarily as a result of the growth in the customer base in the period.

CVT’s revenues and EBITDA increased by 5.9% and 4.6% y.o.y respectively in 1H07. In the wireline division, main lines increased by 1.8% y.o.y in 1H07 to 74 thousand, as a result of the increase of the ADSL penetration. In the mobile division, customers increased by 36.4% y.o.y to 119 thousand, with net additions of 10 thousands. Mobile MOU reached 78 minutes, a decrease of 0.2% y.o.y in 1H07. Mobile ARPU in 1H07 was CVE 2,798, a decrease of 10.8% y.o.y.

CTM’s revenues increased by 5.6% y.o.y to MOP 1,052 million in 1H07, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 14.0% y.o.y to MOP 449 million in 1H07. In the mobile division, customers increased by 20.4% y.o.y to 317 thousand at the end of June 2007. CTM’s mobile ARPU decreased by 12.9% y.o.y to MOP 213 in 1H07, as a result of the growth in the customer base.

Portugal Telecom | First Half 2007	20 / 23

Operating Review

CST’s revenues increased by 13.5% y.o.y to STD 71,982 million in 1H07, with EBITDA growing by 12.6% y.o.y to STD 24,112 million. In the mobile division, CST added 5 thousand customers in 1H07, bringing the total number of customers to 23 thousand at the end of June 2007, an increase of 53.4% y.o.y. Mobile MOU decreased by 25.4% y.o.y in 1H07, reaching 60 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 287 thousand in 1H07, a decrease of 24.9% over the same period of last year.

Timor Telecom’s revenues and EBITDA increased by 42.5% and 57.0% y.o.y respectively, mainly as a result of the increase in the number of mobile customers, as well as the growth of roamers revenues. In the mobile division, Timor Telecom had net additions of 13 thousand increasing the total customer base to 62 thousand at the end of June 2007, an increase of 66.0% y.o.y. Mobile MOU decreased by 1.7% y.o.y, reaching 103 minutes. Mobile ARPU was USD 35 in 1H07, a decrease of 1.2% over the same period of last year.

Portugal Telecom | First Half 2007	21 / 23

Subsequent Events

Competition Authority Fine

2 August 2007 _ The Portuguese Competition Authority (“AdC”) sanctioned PT for alleged abuse of dominant position by refusing to provide access to its ducts and applied a fine of Euro 38 million. This sanction is not only undue, but, above all, is inexplicable and disproportionate. PT regrets that this was the outcome of the investigation conducted since July 2003 by the AdC, and considers the censure to be unfounded and unfair. PT can only express its astonishment at the fine that has been applied, having thus decided to lodge an application for annulment of this decision with the courts. Supported by legal opinions, PT has decided not to provision this contingency, as it considers that the outcome will be ultimately favourable for PT.

For additional information please refer to the press release published on 2 August 2007.

Acquisition of Telemig Participações and Tele Norte Participações

3 August 2007 _ VIVO Participações S.A. (“Vivo”) announced that it had signed yesterday a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire control of Telemig Celular Participações S.A. (“Telemig Participações”) and Tele Norte Celular Participações S.A. (“Tele Norte Participações”) comprised of 22.72% and 19.34% of total capital, respectively, for an aggregate amount of R$ 1.2 billion. Assuming full acceptance in all mandatory and voluntary offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of circa R$ 2.9 billion (including the value of the subscription rights). With this transaction Vivo adds two attractive assets to its portfolio reaffirming its leadership in the wireless market with 35 million subscribers and a 33% national market share.

For additional information please refer to the press release published on 3 August 2007.

Portugal Telecom | First Half 2007	22 / 23

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt	This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new in formation or future developments.

Conference Call details

Date: 7 August 2007
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 249422)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 249422)

Contacts

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom | First Half 2007	23 / 23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.